02045276

PE
7/3/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
JUL 3 - 2002

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of July 3, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

PROCESSED
JUL 23 2002
P THOMSON
FINANCIAL

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail kristin.brobakke@hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 2 July 2002:

In connection with sale of shares to employees of Norsk Hydro ASA, under a general arrangement offered to employees in Norway, approximately 75 percent of the employees entitled to the offer have subscribed, and have been allocated 29 shares each at NOK 205.15 per share. The terms are according to Hydro's share purchase plan for employees in Norway. Norsk Hydro holds 8,636,118 own shares after this transaction.

The following have under the above mentioned scheme each acquired 29 shares:

President and CEO Eivind Reiten, new holding is 5,787 shares
Executive Vice President John Ove Ottestad, new holding is 8,184 shares
Executive Vice President Alexandra Bech, new holding is 622 shares
Executive Vice President Tore Torvund, new holding is 226 shares
Executive Vice President Thorleif Enger, new holding is 15,838 shares
Executive Vice President Jon-Harald Nilsen, new holding is 216 shares
Employee representative to the Board of directors Gudmund Per Olsen, new holding is 791 shares
Employee representative to the Board of directors Per Wold, new holding is 858 shares
Employee representative to the Board of directors Odd Semstrøm, new holding is 75 shares
Closely related to Executive Vice President Tore Torvund, Tone Steinseth, new holding is 306 shares

In line with its intention to provide the company's top management with long-term incentives related to the value creation the Board of directors of Norsk Hydro ASA has as of July 1, 2002 granted share appreciation rights to 34 employees, linked to shareholder returns, defined as share appreciation plus dividend, over a three years period. If the average annual TSR between July 1, 2002 and July 1, 2005 is at minimum 12 per cent, the recipients will be able to exercise 20 per cent of the share appreciation rights granted to them. An annual TSR of 20 per cent will be recquired before all of the share appreciation rights can be exercised. The share appreciation rights give the employees the right to receive in cash the difference between the share price at the date of exercise and the date of grant. Providing the performance criteria is met, the share appreciation rights may be exercised between July 1, 2005 and June 30, 2007. It is a condition that top management will own a certain number of shares over the long term.

The CEO received 10,000 share appreciation rights. Other members of the Corporate Managements Board 7,000 and the remaining participants have received either 3,500 or 2,000 share appreciation rights.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

Press release

Contact
Telephone
Cellular
E-mail

Kristin Brobakke
(+47) 22 53 27 44
(+47) 91 84 06 81
kristin.brobakke@
hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 2 July 2002:
Hydro Aluminium has developed an all aluminium engine block for a new high volume diesel engine. On the basis of a serial production order for this engine block and with prospects for new orders for aluminium blocks, the board of Norsk Hydro has approved a major expansion of VAW alucast, Dillingen. Hydro will invest up to € 76 million in a new production line for the production of aluminium blocks.

The technology is developed through the former VAW Casting Business Unit in partnership with a renowned European car maker over the last few years.
Up until today, mainly petrol engines could be made from aluminium. Blocks for high performance diesel engines must sustain high temperatures and up to three times the pressure of traditional petrol engines. With this new development also high-end diesel engines can be produced from aluminium.

The development, which makes production of high performance diesel blocks feasible, contains several proprietary elements. The technology offers advantages to the automotive industry such as integration of features that were previously not possible to integrate in the block as well as substantial weight savings of 30-50 kilo per block.

With diesel rapidly approaching 50 per cent of the market for new car registrations in Europe, this development is important for increased fuel efficiency, for recyclability as well as for the future growth in usage of aluminium in cars.

The capability to produce blocks both for diesel engines, both in-line and in V configuration, opens up an extended market for Hydro Aluminium Automotive. The investment decision in Dillingen, Germany, is based on a serial production order, and satisfies Hydro's requirements for return on investment. The project will start this fall, and production will begin during 2004. Capacity in the new facility will be 350,000 engine blocks per year. When in operation, the new production line will establish 260 new jobs in Saarland, adding to the existing 500 employees.

Hydro Aluminium is the leading aluminium company in Europe, and one of the top three integrated companies globally. After the acquisition earlier this year of the German company VAW aluminium AG, Hydro is global leader in aluminium solutions for the automotive industry.

Hydro Aluminium Automotive, which is one business sector within Hydro Aluminium, has an annual turnover of approximately € 1 billion and more than 6000 employees worldwide.

Norsk Hydro is a leading Norway based industrial group, its core business areas being Hydro Oil & Energy, Hydro Agri and Hydro Aluminium.
The group has more than 50,000 employees in nearly 60 countries. In 2001, operating revenues totalled more than € 20 billion.

In Germany, contact:
Michael Peter Steffen
Tel +49 (0) 228 552 2050
Mobile: +49 (0) 172 243 68 89
Fax +49 (0)228 552 2120
michael_peter.steffen@vaw.com

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2002

for Norsk Hydro ASA

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v4